Mail Stop 3561
      November 18, 2005
Glynis A. Bryan
Chief Financial Officer
Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, AZ  85043

      Re: 	Swift Transportation Co., Inc.
                   	Form 10-K:  For the Year Ended December 31,
2004
      File No. 000-18605

Dear Ms. Bryan:

      We have reviewed the above referenced filing and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-K:  For the Fiscal Year Ended December 31, 2004

SFAS 131
1. Please provide the disclosures required by paragraph 37 of SFAS
131. It appears that you are required to disclose revenue attributable to the different types of equipment and services that are listed both on page 5 and on your website. Provide us your intended disclosure.

Capital Commitments and Expenditures, page 27
2. Please provide us an analysis of the components of your 2004 capital expenditures. In addition, explain to us your accounting policy for capitalizing non-revenue equipment capital expenditures.
Finally, expand your disclosure in future filings to discuss in greater detail your capital expenditures, and the amount you anticipate spending over the both the short and long term.
3. Please provide us and in future filings a discussion on the return on your capital investments. As part of your response and revised disclosure, provide the criteria you use to evaluate investments, with any related metrics and calculations, as well as information on your cost of capital.

* * * * *

      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at 202-551-3812 with any questions.

								Sincerely,


								Michael Fay
								Branch Chief
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								Swift Transportation Co.,
Inc.
								November 18, 2005
								Page 2